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Charlala

Software Technology Education Tech

Conversational platform built to engage world language students

CHARLALA.COM ELMHURST ILLINOIS





I was required to assess student speaking by having 1-on-1 conversations...with 500+ students! This was a challenging task to manage and an inefficient use of class time. Creating Charlala allowed me to simulate hundreds of conversations at the same time, in the classroom or from home.

Christopher Hammer Creator & Operations @ Charlala

Why you may want to support us...

1. 6,000+ language teachers from 26 countries use the platform.
2. 500 teachers/month organic growth (6-month average).
3. Won the 2019 World Language Design Challenge hosted by Houghton Mifflin Harcourt & LearnLaunch.
4. Part of the $29B global educational technology market with 18.3% CAGR.
5. Projected launch Q4 2020!
6. Solves current pain points for world language teachers and students.
7. Remote learning due to COVID-19 has created a greater demand for educational technology.

Why investors ❤ us

WE'VE RAISED $3,300 SINCE OUR FOUNDING

Chris is passionate about opening up students to a world culture through language. He is hard worker who puts everything he has into reaching his goals.

Doug Florence
Friend



I've had the pleasure of teaching at the same middle school as Chris for several years. His charisma, passion, and creativity are unmatched. Chris's leadership skills are crucial to our school's success. Last year he planned and executed a family STEAM night that involved design thinking, collaboration, and healthy competition. Mr. Hammer's work ethic is rare and his energy is electric. He is one of those teachers that every student knows even if they've never taken his class. I'm in constant awe of his ability to engage and challenge his students without resistance. How many middle school teachers do you know who create apps to meet the learning needs of their students in their spare time?... read more

Karen Corsello

As a fellow Spanish teacher, Christopher and I had a lot of common ground to discuss when we first spoke. What most impressed me was his modern approach to teaching. While so many old school World Language teachers insist on teaching in a grammar sequenced curriculum, Chris understands the value of contextualized whole language, "comprehensible input" and the necessity to create moments where real communication can happen in the classroom. I can attest to the fact that making middle and high school students comfortable enough to speak with each other in another language is no easy task. Specifically, it's hard to create moments that give them a real purpose for communicating. Charlala... read more

Joe Martello

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Christopher Hammer
Creator & Operations
Chris created Charlala and won the 2019 World Language Design Challenge hosted by Houghton Mifflin Harcourt and LearnLaunch. He is a Spanish teacher, curriculum specialist, and nominee for the 2017 Golden Apple Award for Excellence in Teaching.



Max Johnson
Lead Software Engineer & Investor
Max is our lead software engineer and brings over eight years of experience in agile software development. He has strong SaaS industry knowledge and experience in system architecture and cloud design.

In the news



Spanish Teacher Ignites World Languages Learning With New App

We hear all the time that the education system is broken, kids aren't learning, technology isn't keeping up with the demands of digital natives-and the list goes on.

March 7, 2020 @ hmhco.com



March 7, 2020 @ mfltwitteratipodcast.com



Student Engagement & Charlala.com in the WL Classroom

Don't you love it when someone creates a new tool that, as soon as you learn about it, your mind starts thinking of numerous ways you can use it in class? That's what happened when I first saw a tweet about the

March 7, 2020 @ palmyraspanish1.blogspot.com


CHARLALA

Elevating Potential in Edtech: A Recap of the HMH + LL World Languages Design Challenge LearnLaunch Institute

Chris Hammer, founder of Charlala, presents his winning pitch to judges at the World Languages Design Challenge. Image courtesy of Houghton Mifflin Harcourt. Last Friday, I attended the HMH + LL World Languages

March 7, 2019 @ learnlaunch.org

Charlala is created by educators, for educators, to solve real pain points in the world language classroom.

American schools fail to adequately educate students in world languages. Charlala brings teachers a new way to engage students in communication and boost proficiency. Charlala has organically grown through word of mouth to nearly 6,000 teacher in 26 countries.


Teacher User Growth
Teacher Users
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
234
1,073
1,878
3,282*
4,266*
6,139*
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
*Includes active users and subscribed teachers waiting for the platform relaunch.

World language education is broken

World language instruction overemphasizes grammar and vocabulary memorization. There are not sufficient tools, however, for teachers to transition their focus to communication and proficiency.


LESS THAN 1% OF AMERICAN ADULTS ARE PROFICIENT IN THE WORLD LANGUAGE THEY STUDIED IN A U.S. CLASSROOM

Charlala focuses on communication

Charlala was created by a middle school Spanish teacher to solve real pain points and to provide structure to proficiency-based activities. The platform has more capabilities and is cheaper than competing EdTech platforms.


Assessment: Spanish Greetings & Introductions

How it works

Charlala has two core tools. The simulated conversation tool provides additional speaking practice and the ability to monitor student speaking proficiency. The DrawRoom engages students in digitized drawing, used for conversation starters, storytelling, and games!


Simulated Conversation Tool
1
Record Conversation Prompts
2
Share Assignment Link
3
Students Respond to Prompts
4
Listen to Responses and Provide Feedback


The DrawRoom Tool
1
Teacher Provides Question or Prompt
2
Students Draw Response on Device
3
Grid Display All Student Responses
4
Engage in Meaningful Conversation

Traction

Charlala started as a project to help the creator and a few hundred teachers. After winning the 2019 World Languages Design Challenge hosted by Houghton Mifflin Harcourt and LearnLaunch, Charlala has grown to more than 6,000 classrooms globally!


Elevate
Potential

Chris Hammer pitching Charlala to the judges at the HMH + LL World Languages Design Challenge.


Winner of the 2019 World Languages Design Challenge hosted by Houghton Mifflin Harcourt and LearnLaunch
Full MVP launch with simulated conversation and DrawRoom tool.
Major updates to the DrawRoom's game mode functionality
Update to DrawRoom's canvas: ability to add text and stickers to drawing canvas
In one year, Charlala grew 25x to support more than 5k teachers..
Launch of a new storytelling tool to support remote learning during COVID-19 pandemic
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020

Metrics

Charlala has organically grown by word of mouth to more than 6,000 teachers. Current users are considered beta testers and don't pay a subscription - if we convert 5% to a paid plan, we will have a $2.81 customer acquisition cost (est. $1060 LTV).


Financial Projections
Monetization Begins
4,266 -$577
6,139 -$674
7,465* -$650*
9,862* $1,382*
13,126* $3,158*
17,471* $5,528*
23,254* $8,684*
30,952* $16,920*
Net revenue (USD)
# of teacher users
*Projections cannot be guaranteed.

Month	Total Teacher Users	Net Revenue (USD)
Mar-20	4,266	$(576)
Apr-20	5,287	$(454)
May-20	5,808	$(838)
Jun-20	6,139	$(674)
Jul-20	6,465	$(650)
Aug-20	6,965*	$(650)*
Sep-20	7,465*	$(650)*
Oct-20	7,965*	$(650)*
Nov-20	8,965*	$22,895*
Dec-20	9,862*	$1,382*
Jan-21	10,848*	$1,916*
Feb-21	11,933*	$2,510*
Mar-21	13,126*	$3,158*
Apr-21	14,439*	$3,878*
May-21	15,883*	$4,664*
Jun-21	17,471*	$5,528*
Jul-21	19,218*	$6,482*
Aug-21	21,140*	$7,532*
Sep-21	23,254*	$8,684*
Oct-21	25,580*	$9,956*
Nov-21	28,138*	$31,519*
Dec-21	30,952*	$16,920*

How we will grow

Our initial audience is world language teachers in the U.S. Near term, we plan to expand to educators across the globe (currently in 26+ countries). After additional content and tool development, we will expand to Global EdTech, a $29.3B market with 18.3% CAGR.


Initial: U.S. Market
192k language teachers x $60/yr=
$11.5M/year
Short Term: Global Market
6.3M language teachers x $60/yr=
$379M/year
Expand to all subject areas to reach the entire
$29.3B global EdTech market

What's next?

The current version of Charlala was built as a proof of concept on a platform that inhibits our growth and reliability. We are using feedback to redevelop the platform and create ready-made content. We anticipate a soft relaunch and monetization Q4 2020.


Redevelopment Phase 1
Redesign and develop the DrawRoom using student and teacher feedback.
Create ready-made content for the DrawStories library.
Redevelopment Phase 2
Redesign and develop the simulated conversation tool using student and teacher feedback.
Create ready-made content for the simulated conversation video library.
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Launch on Wefunder
Soft Launch
Launch and monetize Charlala (only the DrawRoom tool).
Onboard users through virtual workshops and conventions.
Convert beta users (~6,000) and new users to the paid plan.
Full launch
Launch the full Charlala v2 (includes the DrawRoom and simulated conversation tools).
Onboard users through ambassador program, virtual workshops, and conventions.
Convert new users to the paid plan.

Use of funds

A successful fundraising campaign will allow us to redevelop and monetize the platform, create ready-made content for several languages and levels, and extend our runway to 12 months.


60%
Design & Development
Our future depends on the successful redevelopment of the software. We will not be able to monetize the platform until it is redeveloped to scale.
Min. Goal:
$100,000
12.5%
Content Development
Ready-made content will make the tool more valuable to teachers and convert users to the paid plan.
10%
Legal Consultation
We have to comply with FERPA, COPPA, GDPR, and other data privacy laws surrounding educational technology.
7.5%
Wefunder Fees
Wefunder receives a small payment to cover their services and fees.
5%
Operational Costs
Charlala has monthly operational costs, such as hosting servers and third-party plugins.
Marketing
5%
A small budget to attend conventions, workshops, and create promotional materials.


Max. Goal:
$250,000
60% Design & Development
10% Content Development
5% Legal Consultation
7.5% Wefunder Fees
5% Operational Costs
12.5% Marketing

Meet the team

Our team's expertise are world language education and software development, while also having an advanced competency in marketing, finance, and business operations and strategy. And for everything we don't know, we lean on advice from industry experts.

Launching Charlala 2.0

We are utilizing the feedback from thousands of teachers and students to develop Charlala 2.0. The new version, expected to launch Q4 2020, will include better user functionality, a new tool for storytelling, ready-made story library, and additional tools.


CHARLALA
2.0

Help transform the world language classroom

Charlala has hopes to transform the world language classroom to focus on communication and student proficiency. In addition to overall cognitive benefits, students will become more culturally competent and be ready to enter a global workforce


TOGETHER WE CAN
ENHANCE WORLD
LANGUAGE EDUCATION

Investment Perks

$100+ 1-year pro membership & Charlala Investor badge.

$250+ 1-year pro membership, discounted renewal for life & Charlala merch bundle.

$1,000+ Lifetime pro membership & Charlala merch bundle**.**


$100+
PRO ACCESS
1 YEAR
INVESTOR
$1,000+
PRO ACCESS
LIFETIME
INVESTOR
CHARLALA
$250+
PRO ACCESS
1 YEAR
+DISCOUNTED
RENEWAL FOR LIFE
INVESTOR
CHARLALA

Don't just listen to us

Listen to the educators currently using Charlala in their classrooms. Students are engaged, participating in meaningful conversations, and growing their language proficiency.


"Charlala is a powerful tool that engages students in speaking and comprehension activities. All the features are attractive and assist teachers in a variety of ways to increase proficiency among their students and provide personalized feedback."
LINDA ZINS-ADAMS
German Teacher & World Language Chair
SCOLT President ('14-'15) & Board ('10-'16)
2008 ACTFL Teacher of the Year Finalist
CHARLALA
INVESTOR


"Charlala has become an incredibly valuable tool in the world language classroom. For teachers, it allows us to incorporate a Comprehensible Input-based classroom through technology, but what I like most about Charlala is that my students LOVE it."
KRISTIN KAUFFMAN
High School French Teacher


"Charlala is a great platform for language classes and language learners. My students love using the Draw Room both in conversational and game mode."
DARCIE McGEE
High School Spanish Teacher


"Charlala is going to be a game changer for World Language teachers! This game and app will be very engaging and fun for my students. I can't wait to use it this new school year!"
ELIZABETH BERRY
High School Spanish Teacher


"Charlala is an excellent tool for educators to use with language learners. Charlala provides fun, low-risk opportunities for second language learners."



ANABELLE COVEY

Spanish, ESL, Dual Language Teacher
Various Texas School Districts



"I have explored a number of platforms and truly believe that Charlala has great potential. It is very interactive with a drawing room which enhances communication between students as well as teacher-student."

GLENN CAKE
High School French E-Teacher



"Charlala is a platform that facilitates the communication and language acquisition of world language learners. I have used it in my classroom and my students love it. More importantly, their language has improved as has their participation in class."

Vanessa Monell
High School Spanish Teacher



"It's hard to get 8th graders to buy into class activities. Every time I had Charlala on the schedule for the day, they were excited! The program allows for an engaging, interactive experience in the world language classroom. It allowed me to expand my lessons in a creative way."

ERIN GRAY
Junior High Spanish Teacher


"Charlala is a great program to utilize for the comprehensible input classroom. It gives the ability to the student to draw their own stories, so it helps out with tactile learners which need to be in movement and to our visual learners as well since they are the ones bringing the stories to life."
ANGELINA GALLESI-SCHMITT
High School Spanish Teacher


Communicating in the TL with Charlala.com

Charlala was featured in Teaching Spanish with Comprehensible Input, a world language blog written by Cynthia Hitz, a high school Spanish teacher.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Charlala is a conversational language platform designed for the world language classroom. The platform was developed by a middle school Spanish teacher and world languages curriculum specialist to better engage students and raise their speaking proficiency. Educators use the platform to assess student speaking proficiency and practice conversation activities. The platform also converts any device into a digital canvas to engage students in authentic conversations and digital storytelling.

Where will your company be in 5 years?

In five years, Charlala hopes to be the top resource used in world language classrooms. In the past year, Charlala has organically grown from 234 to nearly 6,000 teachers in over 26 countries. As we continue to develop the platform functionality and tools, we are also building content libraries to ensure student and teacher engagement as we grow. By Q2 2025, our goal is to be in 1M world language classrooms globally, eventually expanding to all subject areas.

Why did you choose this idea?

I was required to assess student speaking by having 1-on-1 conversations...with 500+ students! This was a challenging task to manage and an inefficient use of class time. Creating Charlala allowed me to simulate hundreds of conversations at the same time, in the classroom or from home.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

World language classrooms are transitioning away from grammar-based instruction and moving towards communicative proficiency. The platform addresses current pain points that are felt by world language teachers and students on a daily basis. Educators use the platform to engage students in the language they are learning, participate in authentic conversations, and raise their overall proficiency in the language. Based on a survey of the educator population using Charlala, 96% of respondents indicated that a fully functioning Charlala platform is something they will use in their classroom and 75% of respondents indicated they would pay a yearly subscription for a fully functioning version.

How far along are you? What's your biggest obstacle?

A functional platform prototype has been developed and is currently being used by nearly 6,000 world language educators around the world. The prototype was developed on Bubble.is and needs to be redeveloped to be more reliable, scale and monetize.

Who competes with you? What do you understand that they don't?

There are a lot of educational technology softwares that educators use. A handful of these are effective for world language teachers. Charlala is one of the only educational technology platforms designed specifically to boost communication in the world language classroom.

Because of my experience in the classroom and as a world languages curriculum specialist, I understand the true pain points that world language teachers face on a daily basis. I have firsthand experience using EdTech applications in my classroom and training colleagues how to use these softwares. I know what works well and what falls short, what engages students, and how to onboard teachers well.

How will you make money?

Charlala plans to commercialize with multi-tier subscription plans. The free plan will introduce users to the product and funnel users to a paid plan.

Our current teacher users (5,808) are considered beta-testers and are not currently paying a subscription. If we convert 5% to a paid plan, we will have a $2.81 customer acquisition cost with an estimated $1060 lifetime value.

We will initially target world language teachers in the U.S. (est. 192k teachers * $60/yr = $11.5M/yr). In the near term, we will expand to educators across the globe (6.3M teachers * $60/yr = $379M/yr). In five years, we plan to expand to all subject areas to reach the entire global EdTech market ($29.3B market with 18.3% CAGR).

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest hurdle is the successful redevelopment of Charlala. The current prototype was developed on a code-free development method. Although the current platform can be used to gauge educators' interest, commercial potential, and to provide initial data to guide further research and development, it does not function consistently and cannot be used as a reliable tool in educators' classrooms. The product needs to be successfully redeveloped to scale and monetize.

Why can't the current platform be monetized?

We want our paying customers to receive a great value, so we are not monetizing the platform until we work out the kinks. The current version of Charlala was built on a visual programming platform. This prototype has allowed for teacher and student beta testing and we have collected an abundance of user feedback. However, it does not provide adequate functionality or ready-made content to charge a subscription rate.

Why do you need to redevelop the entire platform?

Rebuilding Charlala is absolutely necessary in order for us to scale and monetize. Charlala was built on a visually programming platform. Developing on this platform is affordable and allows us to develop and test ideas rapidly. The platform has its limitations, however, and will not provide desired functionality and will not allow us to scale to our market share. We are using feedback and suggestions from users to redesign and develop Charlala.

Can I offer more than capital?

Charlala plans to bring educators the best content to support our tools. We are working with the the best talent to build ready-made content for our story and video libraries - practicing and retired educators. If you think you can help, please reach out and we can provide more information - all languages and levels are welcome.

Growing technology requires development. A lot of development. If you are a developer and are interested in growing Charlala, let's have a conversation!

Who is funding Charlala's operating costs? How will this change after the platform is redeveloped?

Charlala is 100% funded by its creator, Chris. Our current monthly expenses can be sustained indefinitely.

After redevelopment, the platform will be monetized and we project monthly operating expenses to be $4,000. These expenses will be self-sustainable if we convert 63 users/month.